Contact

www.linkedin.com/in/koenoch (LinkedIn)

Top Skills

JavaScript
HTML
Leadership

Languages

English
Korean

Certifications

HIPAA &OSHA Certified

Enoch Ko

Founder/CEO @ Soraban | Software & AI for Accounting Firms
San Francisco, California, United States

Summary

I'm the founder and CEO of Soraban, an intelligent copilot and AI agents for accounting firms. We were part of Y Combinator Batch: https://www.ycombinator.com/.

Before starting Soraban, I was fortunate to be part of several teams building various complex applications for many companies as a software engineer consultant. After saving tens of thousands of dollars by setting up an S-Corporation in 2018 with an help of a CPA, I realized that many self-employed/consultants were missing out on a lot of tax savings. With this insight, I started a tech-enabled accounting firm focused on self-employed individuals (S-Corps) and SMBs and spent two years closely working with other firms. There I faced first hand all the challenges of delivering high quality accounting services. With the recent rise of AI, I saw a huge opportunity to build for firms instead and started Soraban Technologies. Today, we're proud to be trusted by among the top fastest growing CPAs firms in USA and Canada.

As an immigrant background, I saw first hand that resilience and adaptability are the key ingredients to see success in anything.

Experience

Soraban

Founder/CEO
April 2021 - Present (4 years 2 months)
San Francisco Bay Area

At Soraban, we are building an intelligent copilot and AI agents for accounting firms.

We drastically improve our customers' quality and timely delivery of accounting services using software powered by AI. Backed by world-class venture capital

investors, we're very proud to serve some of the fastest growing CPA firms and most innovative firms in US and Canada.

We are growing and looking for ambitious people to join us to shape the future of how accounting services are delivered. We believe that software and AI will be the main solution to workforce shortage in accounting industry.

District
Founding Member
October 2024 - Present (8 months)
San Francisco, California, United States

District is an exclusive membership community for the world's top founders, investors and c-level operators.

https://www.joindistrict.com/

Soraban Accounting
Accountant
2019 - 2021 (2 years)
Tempe, Arizona, United States

Started a tech-enabled accounting firm for self-employed individuals. We specifically focused in saving our clients 7-10k in self-employment taxes via S-corp. During this time, my team and I built a lot of software such as Gusto/bank integrations, a double-entry bookkeeping tool with auto business expense tracking via SMS, a modern tax organizer, and custom integrations with accounting software to provide the best experience for clients, myself, and our CPA partners.

Various Startups & Companies
Software Engineering Consulting
2017 - 2019 (2 years)
San Francisco Bay Area

Built complex web apps for FirstSolar (NASDAQ: FSLR), Sophos, GDMS (NYSE: GD) and four other early stage startups (Security SaaS, Fintech, freight software company, a hardware security company).

LocBox
Engineering
2016 - 2017 (1 year)
San Francisco Bay Area

Education

Y Combinator

Arizona State University

Computer Science